Mail Stop 3561

January 3, 2008

Via Fax & U.S. Mail

Mr. Dale Black
Chief Financial Officer
600 Emerson Road, Suite 300
Saint Louis, Missouri 63141

> **Re: Isle of Capri Casinos, Inc.**
> **Form 10-K for the year ended April 29, 2007**
> **Filed July 31, 2007**
> **File No. 000-20538**

Dear Mr. Mitchell:

We have reviewed your response letter dated December 21, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended April 29, 2007

Note 2. Restatement, page 59

–Accounting for Leases

– Coventry, page 60

1. We note from your response to our prior comment 7 that due to your continuing involvement in the Convention Center, SFAS No. 98 prohibits accounting for the transaction as a sale and leaseback. Please revise future filings to disclose how you are accounting for the Convention Center under SFAS No. 98, including whether you are using the deposit or financing method as specified under SFAS No. 66 and the facts or circumstances that preclude you from using sale-leaseback accounting for the transaction as described in your response. Also, please include the disclosures required by paragraph 18 of SFAS No. 98 in future filings.

Form 8-K filed September 11, 2007, August 8, 2007, May 7, 2007, November 30, 2006 and August 24, 2006

2. We note from your response to our prior comment 11 that in future flings you will present the measures EBITDA and Property EBITDA and will discontinue the exclusion of preopening costs, stock compensation expense and minority interest in your calculation of EBITDA and Property EBITDA. However, we continue to believe that the reason for your presentation of the non-GAAP performance measure EBITDA and Property EBITDA because you believe it is widely used measure of operating performance in the gaming industry and a principal basis of valuing gaming companies, is not a substantive reason specific to you that demonstrates usefulness to potential investors. The fact that the non-GAAP measure is used by or useful to analysts, for example, cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please tell us and revise to disclose in future filings, the substantive reason specific to you that demonstrates the usefulness to investors of presenting this non-GAAP measure, as required by Item 2.02 of Form 8-K and Item 10(e)(1)(i)(C) of Regulation S-K.

Quarterly Report on Form 10-Q for the quarter ended October 28, 2007
Note 5. Long-term Debt

3. We note from the disclosure on page 13 that the Company incurred $7.9 million of costs in connection with the July 2007 credit facility. We also note that in connection with the replacement of the 2005 credit facility, $2.3 million of debt issuance costs were recorded as a loss on early extinguishment of debt while the remaining deferred debt issuance costs will be amortized over the lives of the revolver and term credit facilities of the July 2007 credit facility. Please tell us in further detail how the Company determined the amount of costs capitalized and expensed during the period in connection with the July 2007 and 2005 credit facilities, respectively. As part of your response, please clarify how the treatment used complied with the guidance in EITF 96-19 and EITF 98-14, as applicable.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Write-offs and Other Valuation Charges

4. We note from the discussion on page 38 of MD&A that the Company recognized $6.5 million of impairment charges during the three and six months ended October 28, 2007 primarily related to the costs associated with the termination of a lease to develop a new casino in west Harrison County, Mississippi and the write-off of construction projects the Company decided to terminate in Davenport and Kansas City. Please tell us in further detail the specific nature and amounts of the capitalized costs that were written off during the quarter and indicate when these costs were initially capitalized by the Company and the relevant technical accounting literature that supports the capitalization of these costs. Also, please tell us in further detail the specific nature and timing of the events or circumstances that resulted in the write-off of these capitalized costs during the quarter ended October 28, 2007.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief